082-00913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

| | |
|---|---|
| Ext: | 020 7695 6378 |
| Fax: | 020 7695 6378 |
| Date: | 04 September 2008 |



08004914

**SUPPL**

Dear Sir

<u>J Sainsbury Announces: Director/PDMR Shareholding.</u>

Please find enclosed copies of the above announcements made to the London Stock Exchange on 21 August 2008.

Yours sincerely

**Hazel Jarvis**
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

100% post consumer waste recycled paper

# NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
**J Sainsbury plc**

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

**(iii) both (i) and (ii)**

3. Name of *person discharging managerial responsibilities/director*
**Justin Matthew King**

4. State whether notification relates to a *person connected* with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
**N.A.**

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
**Justin Matthew King – J Sainsbury plc share purchase plan trust**

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
**Ordinary shares 28 4/7p each**

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
**HDSL Nominees Limited - SIP**

8. State the nature of the transaction
**Purchase**

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
**37**

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
**N.A.**

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
**N.A.**

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
**N.A.**

13. Price per *share* or value of transaction
**310.75 pence**

14. Date and place of transaction
**21 August 2008**

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
**548,631**

16. Date issuer informed of transaction
**21 August 2008**

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

**Share purchase under the Sainsbury's Colleague Share Purchase Plan**

**Regular four weekly share purchase**

**First purchase 28 July 2005**

24. Name of contact and telephone number for queries
**Philip Davies     020 7695 3681**

---

**Name and signature of duly authorised officer or *issuer* responsible for making notification**

**Philip Davies**

**DATE OF NOTIFICATION 21 August 2008**

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
**J Sainsbury plc**

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

**(i)**

3. Name of *person discharging managerial responsibilities/director.*
**Gwyn Burr**

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
**N.A.**

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

**Gwyn Burr – J Sainsbury plc share purchase plan trust**

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
**Ordinary shares 28 4/7p each**

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
**HDSL Nominees Limited - SIP**

8. State the nature of the transaction
**Purchase**

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
**37**

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
**N.A.**

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
**N.A.**

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
**N.A.**

13. Price per *share* or value of transaction
**310.75 pence**

14. Date and place of transaction
**21 August 2008**

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
**80,218**

16. Date issuer informed of transaction
**21 August 2008**

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
**Share purchase under the Sainsbury's Colleague Share Purchase Plan**

**Regular four weekly share purchase**

**First purchase 15 December 2005**

24. Name of contact and telephone number for queries
**Philip Davies    020 7695 3681**

---

**Name and signature of duly authorised officer or *issuer* responsible for making notification**

**Philip Davies**

**DATE OF NOTIFICATION 21 August 2008**

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
**J Sainsbury plc**

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

**(i)**

3. Name of *person discharging managerial responsibilities/director*
**Angela Frances Morrison**

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
**N.A.**

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
**Angela Frances Morrison – J Sainsbury plc share purchase plan trust**

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
**Ordinary shares 28 4/7p each**

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
**HDSL Nominees Limited - SIP**

8. State the nature of the transaction
**Purchase**

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
**37**

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
**N.A.**

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
**N.A.**

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
**N.A.**

13. Price per *share* or value of transaction
**310.75 pence**

14. Date and place of transaction
**21 August 2008**

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
**12,997**

16. Date issuer informed of transaction
**21 August 2008**

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

**Share purchase under the Sainsbury's Colleague Share Purchase Plan**

**Regular four weekly share purchase**

**First purchase 1 June 2006**

24. Name of contact and telephone number for queries
**Philip Davies     020 7695 3681**

---

**Name and signature of duly authorised officer or *issuer* responsible for making notification**

**Philip Davies**

**DATE OF NOTIFICATION 21 August 2008**

J Sainsbury plc
01 September 2008

## J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would
like to notify the market of the following:

J Sainsbury plc's capital as at 31 August 2008 consists of 1,748,517,494 ordinary
shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in
Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,748,517,494.

The above figure may be used by shareholders as the denominator for the
calculations by which they will determine if they are required to notify their interest in,
or a change to their interest in, J Sainsbury plc under the Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 5493
END